January 12, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:Assembly Biosciences, Inc.

Form 10-K for the Year Ended December 31, 2019

Filed March 4, 2020

File No. 001-35005

Ladies and Gentlemen:

Set forth below is Assembly Biosciences, Inc.’s (the “Company,” “we” or “our”) response to the comment of the U.S. Securities and Exchange Commission staff (the “Staff”) set forth in its letter dated December 29, 2020 (the “Comment Letter”), regarding our Annual Report on Form 10-K for the year ended December 31, 2019 filed on March 4, 2020.

To facilitate the Staff’s review, the heading and numbered paragraph in this letter correspond to the heading and numbered paragraph in the Comment Letter, and the Staff’s comment appears below in italics immediately before the related response.

Form 10-K for the Year Ended December 31, 2019

1.

We note that your forum selection provision in your Amended and Restated Bylaws identifies a state court located within the State of Delaware (or if such court does not have jurisdiction, the Superior Court of Delaware, or if such other court does not have jurisdiction, the United States District Court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." In future filings, please prominently describe the provision, including the relevant forum for litigation and any subject matter jurisdiction carve out, and whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Company acknowledges the Staff's comment and respectfully advises the Staff that it will revise its disclosure, including to add a risk factor, in future filings, including in its Form 10-K for the year ended December 31, 2020, to prominently disclose that the Company's amended and restated bylaws includes a forum selection provision stating that the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction, the Superior Court of Delaware, or, if such other court does not have jurisdiction, the United States District Court for the District of Delaware) shall be the sole and exclusive forum for certain litigation, including derivative actions, and to clarify that such forum selection provision does not apply to litigation brought to enforce any liability or duty created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Please contact me at +1.415.951.3946 if you have any other questions or concerns regarding this matter.

Regards,

By:/s/ Jason A. Okazaki

Name:Jason A. Okazaki

Title:Chief Legal and Business Officer

cc: Thomas J. Russo

Assembly Biosciences, Inc.